Exhibit 99.1

Aurora Cannabis Announces Fiscal Third Quarter 2020 Results & Operational Reset Update

  Net revenue of $78.4 million, excluding provisions of $2.9 million, an increase of 18% over prior quarter
  Consumer cannabis net revenue of $41.5 million, excluding provisions, a 24% increase over prior quarter
  Cash cost to produce per gram of dried cannabis sold at $0.85, down from $0.88 in Q2 2020
  Operational reset on track to deliver the Company's commitment to positive Adjusted EBITDA in Q1 2021 with significant improvement in SG&A run rate
  Improved cash position of $230.2 million; $154.6 million in Q3 cash use represents a 43% decrease over prior quarter

NYSE | TSX: ACB

EDMONTON, AB, May 14, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today its financial and operational results for the third quarter of fiscal 2020 ended March 31, 2020.

Michael Singer, Executive Chairman and Interim CEO of Aurora stated, "I am incredibly proud of the Aurora team for working through these challenging times in order to maintain uninterrupted operations at all of our production facilities and ensure we continue to meet the needs of our patients and consumers. I am also pleased that our third quarter 2020 financial results were in-line with our expectations, and that we remain firmly on track with the cost-savings and capex goals we detailed during our business transformation plan in February 2020."

Since announcing the Business Transformation Plan on February 6, 2020, Aurora has taken a number of concrete steps which place Aurora firmly on track to meet or exceed previously announced targets. These steps are designed to strengthen Aurora's balance sheet and reduce go-forward costs, as the Company works to achieve profitability and positive cash flow. Management considers the following metrics to be key to the success of the operational reset and future profitability of Aurora:

Net Revenue Growth; Maintains Market Share Leadership Position

Net revenue, excluding provisions, of $78.4 million in Q3 2020 was up 18% quarter over quarter. Cannabis net revenue, excluding provisions, was $72.6 million, up 15% over Q2 2020.

Consumer cannabis net revenue, excluding provisions, was up 24% from the prior quarter to $41.5 million, demonstrating the impact of the launch of Daily Special, Aurora's value brand, and a full quarter of Cannabis 2.0 products. Medical cannabis net revenue, both Canadian and international, showed healthy growth of 13.5% overall.

The variables associated with the COVID-19 pandemic and the still-developing Canadian consumer market, including consumer buying behaviour and new store rollout, have led Aurora to focus on market share for the near term, rather than revenue targets, to manage the business. Aurora has established leading market share in key consumer categories in Canada, leads the Canadian medical market in revenue, and has significant market share in Germany. As such, the Company's goal is to gain market share where it can and remain well positioned to capture more share of the revenue growth of the various cannabis markets over time.

Gross Margin Strength; Adjusted Gross Margin, before Fair Value Adjustments, on Cannabis Net Revenue at 54%1

Gross margin, before fair value adjustments, on cannabis net revenue was 44% in Q3 2020, unchanged compared to 44% in the prior quarter.

Adjusted gross margin, before fair value adjustments, on cannabis net revenue was 54% in Q3 2020, versus the 55% in the prior quarter. Management believes adjusted gross margin is a better gauge of the health of the Company, demonstrating the strength of Aurora's purpose-built business model and an important metric to manage as Aurora works to achieve positive adjusted EBITDA in a market that is experiencing price compression.

  Target: Greater than 50% (On track)

  The Company looks to maintain this metric at better than 50% over the long term. The majority of the operating costs in the Company's purpose-built facilities ramp in a step-function manner. Current facilities have the capacity to support additional revenue without adding significantly to the cost of production. Ongoing cost efficiency initiatives also contribute to the Company's margins, even as price competition increases.

Selling, General and Administrative (SG&A) Expense Reduction; Current Run-Rate of $55 million and Tracking to $40 million to $45 million

SG&A costs in Q3 2020 of $75.1 million, excluding one-time termination costs associated with the business transformation plan, were down $24.7 million from the prior quarter. For clarity, Aurora plans to include Research and Development (R&D) expenses within the SG&A reset plan target noted below.

  Target: $40 million to $45 million (On track)

  Reductions in SG&A began mid-quarter of Q3 and included cancellation of a number of information technology projects, professional fees, renegotiation of several key contracts related to marketing and R&D, reduction in certain marketing programs, elimination of headcount across the SG&A functions, and the divestiture of several non-core subsidiaries that had low gross margins and carried heavy SG&A burden.
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[1]	These financial performance measures are not recognized or defined under IFRS. As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. See "Non-GAAP Performance Measures" section below.

Adjusted EBITDA Profitability; Tracking to Q1 2021 Stated Goal

Q3 SG&A was $75.1 million, and at this point, the current run rate is now approximately $55 million. Management has set, and confirms, its intention to reduce costs in the Company to an SG&A, including R&D, run rate of approximately $40 - $45 million exiting Q4 2020.

Adjusted EBITDA, excluding one-time termination costs associated with the business transformation plan, was a loss of $45.9 million in Q3, an improvement of $34.4 million from the prior quarter adjusted EBITDA of $80.3 million.

  Target: Positive EBITDA for Q1 2021 (On track)

  The Company has committed to being adjusted EBITDA positive in fiscal Q1 2021, the July to September 2020 quarter. The Company intends to meet this goal through cost reductions and efficiencies in COGS and SG&A, if necessary. As stated above, the Company acknowledges it is not feasible to predict near term revenues with an adequate degree of precision, but believes it has numerous cost levers at its disposal to meet the positive adjusted EBITDA goal.

Capital Expenditure Reductions; Tracking Below $25 million in Q4 2020

Capital Expenditures, which includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share based compensation, were approximately $73.7 million in Q3 2020. This represents a significant decline from the previous quarter as management reviewed all capital spending with the parameters of generating near term returns, a focus on core businesses, and the preservation of financial resources. A number of projects wrapped up in Q3 or were cancelled. Continuing capital projects include: (i) the planned amalgamation of the Company's subsidiaries servicing medical patients and centralized distribution for the amalgamated entity, (ii) co-generation capabilities at Aurora's River facility, reducing risk at one of the Company's major facilities and reducing energy costs, with a $10.0 million offsetting grant expected over the next 12 months, (iii) completion of the joint venture arrangement to co-locate treatment of cannabis products within the Company's Polaris facility, thereby reducing treatment costs and release timelines for cannabis products, (iv) the completion of the first six rooms at Aurora Sun to produce high demand cultivars, and (v) continued development of the German production facility. All projects, except for the German production facility, are expected to be largely complete in Q4 2020.

  Target: Less than $100 million second half of fiscal 2020 (On Track)

  Management committed to reducing capital expenditures to below $100 million in the second half of fiscal 2020, and with $73.7 million in Q3 2020, is on track to meet this objective. Capital spending in Q1 2021 is planned to be well below Q3 and Q4 2020 levels.

Fiscal Q3 2020 Sources & Uses of Cash; Q3 2020 Cash Use Decreased 43% over Q2 2020

Cash use in Q3 2020 decreased by over $118 million from the prior quarter, and given the Company's adjusted gross margins before fair value adjustments on cannabis net revenue and reductions in SG&A expense and capital expenditures as described above, management expects cash use in Q4 2020 to further decrease. The main components of cash use in Q3 2020 were as follows:

($ thousands)	Q3 2020	Q2 2020	Q1 2021 Expectations

Cash Flow
Cash, Opening	$156,334	$152,526

Cash used in operations / EBITDA	($55,370)	($86,157)	Positive EBITDA
Working capital change	$607	($52,847)	Neutral or cash generating. Inventory build expected to slow and reverse to steady state over next 2-3 quarters
Capital expenditures	($83,938)	($128,405)	Less than $10 million per quarter for currently planned projects
Debt and interest payments	($15,887)	($5,579)	Steady for next several years / Convertible debt payments only at six month points (Q3, 2020, Q1 2021, etc)
Cash use	($154,588)	($272,988)

Proceeds raised through debt	$22,000	$14,394	nil
Proceeds raised through ATM	$206,462	$262,402	Access to capital in an uncertain environment is paramount but cost control and focus on positive EBITDA is primary levers. ATM to be available as backstop.
Cash raised	$228,462	$276,796

Cash, March 31, 2020	$230,208	$156,334

(1)	Refer to "Condensed Consolidated Interim Statement of Cash Flows" in the "Condensed Consolidated Interim Financial Statements (unaudited)" for our cash flow statement prepared in accordance with IAS 7 – Statement of Cash Flows.

Other Third Quarter 2020 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q3 2020 and Q2 2020 results and are in Canadian dollars)

  Q3 2020 total net revenue of $78.4 million, excluding provisions of $2.9 million, a 18% increase from the prior quarter. Cannabis net revenue of $72.6 million in Q3 2020, excluding provisions, increased 15% compared to the previous quarter:
    Consumer cannabis net revenue, excluding provisions of $2.9 million, of $41.5 million was an increase of 24%over the previous quarter. The growth is primarily attributable to the launch of Daily Special in February 2020 and an increase in Cannabis 2.0 sales, which commenced near the end of December 2019
    Medical cannabis net revenue was $31.1 million, with Canadian medical net revenue up from $25.6 million to $27.0 million due to sales growth in cannabis derivative products, and international medical net revenue up from $1.8 million to $4.0 million due to the resumption of sales operations in the European Union in February 2020 after a temporary halt of distribution related to an administrative permit issue in Germany
  Production volume in fiscal Q3 was 36,207 kilograms, a return to targeted production rates following a scheduled Q2 2020 pivot of production towards the cultivation of certain strains to align production capacity with evolving consumer preferences
  Aurora has moved to reduce complexity in its business operations through strategic divestitures, asset disposals and subsidiary closures, with further simplification expected
    Since the Business Transformation Plan announcement in February 2020, the Company has: (i) sold its non-core greenhouse facility in Exeter, ON; (ii) sold non-core investment holdings in marketable securities; and (iii) reached agreement for the divestiture of several non-core subsidiaries

Events Subsequent to Quarter End

  Aurora renewed its ATM program to enable the Company to raise an additional US$250 million pursuant to its outstanding base shelf prospectus dated May 14, 2019, under which approximately US$350 million is available, in order to provide further balance sheet strength and preserve flexibility
  Aurora completed its previously announced plan to consolidate all of its outstanding common shares (the "Common Shares") on the basis of 1 Common Share for every 12 Common Shares currently outstanding
  Facilities in Canada and internationally continue to be fully operational and the Company is working closely with local, national and international authorities to ensure it is following or exceeding the stated guidelines related to COVID-19 within each region

Q3 2020 Key Financial and Operational Metrics

($ thousands)	Q3 2020	Q2 2020	$ Change	% Change
Total net revenue (1)	$75,520	$56,027	$19,493	35%

Canadian medical cannabis net revenue (2)	$27,049	$25,594	$1,455	6%
International medical cannabis net revenue (2)	$4,037	$1,792	$2,245	125%
Consumer cannabis net revenue (2)	$41,469	$33,471	$7,998	24%
Wholesale bulk cannabis net revenue (2)	-	$2,384	($2,384)	(100)%
Provision for returns	($2,918)	($10,565)	$7,647	(72)%
Cannabis net revenue	$69,637	$52,676	$16,961	32%

Adjusted gross margin before FV adjustments on cannabis net revenue (2)	54%	55%	N/A	(1)%
Selling, general and administration expense (3)	$80,147	$99,882	($19,735)	(20)%
Adjusted EBITDA (2) (4)	($50,850)	($80,246)	$29,396	37%

Non-cash working capital	$217,604	$214,600	$3,004	1%
Cannabis inventory and biological assets (5)	$244,485	$216,735	$27,750	13%
Cash cost to produce per gram sold (2)	$0.85	$0.88	($0.03)	(3)%
Kilograms produced	36,207	30,691	5,516	18%
Kilograms sold (6)	12,729	9,501	3,228	34%

(1)	Includes the impact of actual and expected product returns and price adjustments (three and nine months ended March 31, 2020 - $2.9 million and $13.5 million; three and nine months ended March 31, 2019 - nil).
(2)	These financial performance measures are not recognized or defined under IFRS. As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. See "Non-GAAP Performance Measures" below.
(3)	Includes $5.0 million of one-time severance costs associated with the business transformation plan. Excluding these severance costs, SG&A would have decreased by 25% to $75.1 million.
(4)	Includes $5.0 million of one-time severance costs associated with the business transformation plan. Excluding these severance costs, adjusted EBITDA would have decreased by 43% to $45.9 million.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)	The kilograms sold is offset by the grams returned during Q3 2020.

Conference Call

Aurora will host a conference call today, May 14, 2020, to discuss these results. Michael Singer, Executive Chairman and Interim Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time. A question and answer session will follow management's presentation.

DATE:	Thursday, May 14, 2020
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=139582
REPLAY:	(844) 512-2921 or (412) 317-6671 Available until 11:59 p.m. Eastern Time Thursday, May 28, 2020
PIN NUMBER:	13702972

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and prospectus supplement dated April 16, 2020 (the "Prospectus Supplement") to its outstanding base shelf prospectus dated May 14, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF and Prospectus Supplement is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Non-GAAP Performance Measures

The Company uses financial measures regarding itself, such as cash cost of sales of dried cannabis sold, cash cost to produce per gram of dried cannabis sold, cannabis net revenue, medical cannabis net revenue, consumer cannabis net revenue, wholesale bulk cannabis net revenue, average selling price per gram and gram equivalent, gross profit and gross margin before fair value adjustments, gross profit and gross margin before fair value adjustments on medical cannabis net revenue, gross profit and gross margin before fair value adjustments on consumer cannabis net revenue, gross profit and gross margin before fair value adjustments on wholesale bulk cannabis net revenue, adjusted gross profit and adjusted gross margin before fair value adjustments, and adjusted EBITDA that do not have standardized meaning under the International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities ("non-IFRS measures"). Further information relating to non-IFRS measures, is set out in the Company's management discussion and analysis for the three and nine months ended March 31, 2020 and 2019 under the heading "Cautionary Statement Regarding Non-GAAP Performance Measures" and the "Adjusted EBITDA, "Revenue", "Gross Margin" and "Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis" section for reconciliation to the IFRS equivalent.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:01e 14-MAY-20